                                             191 Peachtree Street
                                             Atlanta, Georgia  30303-1763
                                             www.kslaw.com


                                             John D. Wilson
                                             Direct Dial: 404/572-3506
                                             Direct Fax:  404/572-5147
                                             jdwilson@kslaw.com

September 13, 2005


Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street NE
Washington, DC  20549
Attention:  Mr. Thomas Jones
            Senior Attorney

         RE:    CARIBOU COFFEE COMPANY, INC.
                AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT ON FORM S-1 SEC FILE NO. 333-126991

Dear Mr. Jones:

         Set forth below are our responses to the comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") in the letter from the Staff dated September 9, 2005, concerning the Caribou Coffee Company, Inc. (the "Company") Amendment No. 2 to Registration Statement on Form S-1, including the related exhibits, filed September 6, 2005 ("Amendment No. 2").

         Concurrently with the delivery of this letter, the Company has filed Amendment No. 3 to the Registration Statement, including the related exhibits ("Amendment No. 3"). For your convenience, we will provide the Staff with four courtesy copies of this response letter, together with four copies of Amendment No. 3 that are marked to show changes made in response to your comments from the filing on September 6, 2005. We have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.


Our compliance with Shari'ah principles may make it difficult for us to obtain financing and may limit the products we sell.

Comment 1:          Please refer to prior comment 7. Please expand page 37 to
                    briefly discuss the material terms of the agreements related to the lease financing arrangement and the revolving credit facility, such as any material tax matters.

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 2


Response 1:       The Company has revised the disclosure on page 37 under the caption "Liquidity and Capital Resources" to briefly describe all material terms of the agreements relating to the lease financing arrangement and the revolving credit facility, including the terms relating to tax matters.


Business, page 44

Comment 2:        Please briefly discuss the material terms of your joint
                  venture agreements and license agreements.

Response 2:       The Company has revised its disclosure on page 53 consistent with this comment.


Notes to the Financial Statements

Note 1.  Business and Summary of Significant Accounting Policies

Comment 3:        We note from your response to prior comment 12 that you have provided a discussion on why you believe you have appropriately consolidated both the MSP and Bookcase joint ventures. We believe, however, that in regards to MSP, it is unclear how the accounting literature discussed in your response supports your consolidation of the joint venture.
                  While EITF 96-16 may provide support that your rights overcome the presumption that the majority investor should consolidate according to SFAS 94, it does not conclude that because the majority investor should not consolidate, the minority investor automatically consolidates the entity. Additionally, we are unclear as to how FASB Staff Position FIN46(R)-3 supports consolidation as the discussion referenced appears to relate only to the determination of whether an entity is a variable interest entity. If you believe consolidation of MSP is appropriate because it complies with the guidance outlined in FIN 46R, explain in further detail your basis for this conclusion. Also, please further explain to us the accounting literature that supports your consolidation of the Bookcase joint ventures. Additionally, in regards to the Bookcase joint venture, although we note that you have been given the authority to conduct and manage the business of the joint venture by mutual agreement of the joint venture partners, please tell us the terms under which the other joint venture partners may take over that authority or make decisions that have a significant impact on the success of the joint venture.
                  Your response should also indicate whether the authority to control the Bookcase joint ventures operations is provided under the terms of a written agreement or contract. If so, please provide us with a supplemental copy of this agreement.

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 3


Response 3:         MSP JOINT VENTURE


                    The Company believes that its joint venture related to the operations at the Minneapolis/St. Paul Airport (the "MSP Joint Venture") should be consolidated under the provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)" or the "Interpretation"). The Company's conclusion is based on the following analysis.

                    On March 29, 1995, the Company and a former employee (the "Partner") entered into an agreement to form the MSP Joint Venture. The MSP Joint Venture was structured as a Minnesota joint venture. The MSP Joint Venture was initially capitalized by cash in exchange for member interests. No other forms of equity exist. The Company invested $245,000 for a 49% interest in the entity and the Partner invested $255,000 for a 51% interest in the entity. Income and losses are allocated to each joint venture partner in percentages equal to their initial capital contribution percentages. The Partner funded its entire capital contribution with proceeds from a note obtained from the Company. The MSP Joint Venture Agreement (the "Agreement") provides the joint venture partners the joint power, right and authority to manage the business. All matters are determined by a majority vote based upon each joint venture partners' ownership interest, except that major decisions are required to be approved by both parties. On March 29, 1995, the Company and the MSP Joint Venture also executed an Operating Services Agreement and a License Agreement. As noted in previous correspondence, the Operating Services Agreement provides the Company with the responsibility to conduct all daily operations of the joint venture. The Operating Services Agreement can be terminated by the Company with written notice upon the occurrence of certain events. The Partner has no such rights. The License Agreement provides the MSP Joint Venture with the right to use the Proprietary Rights and to sell and distribute Product and Related Products at the Minneapolis/St. Paul Airport, as defined, in a manner approved by the Company. The License Agreement can be terminated by the Company with written notice upon the occurrence of certain events. The Partner has no such rights.

                    Net sales for the MSP Joint Venture for the year ended January 2, 2005 aggregated $4,132,000 and total assets at January 2, 2005 aggregated $315,000. This represents approximately 2.6% of consolidated net sales and 0.4% of consolidated total assets, respectively. The MSP Joint Venture operates three coffeehouses (and is in the process of opening a fourth coffeehouse) at the Minneapolis/St. Paul Airport.

                    DETERMINATION OF THE APPROPRIATE AUTHORITATIVE SCOPE

                    In determining whether the scope of FIN 46(R) is applicable, a scope exception is provided by FIN 46(R) paragraph 4(h) for businesses. If an entity is excluded from the scope of FIN 46(R) other authoritative literature must be reviewed to

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 4


                    determine the proper accounting related to the investment. This business exclusion is applicable for an entity which:

                    is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

                    The Company initially concluded that the MSP Joint Venture was a business which, by definition, would be excluded from the scope of FIN 46(R). The Company notes, however, that the Partner's capital contribution was financed entirely by the Company. Therefore, the Company concluded its equity at risk was equal to its initial capital contribution plus the amount of the note receivable due from the Partner related to the Partner's initial capital contribution. Because the Company provided the funding for all capital contributions the Company concluded paragraph 4(h)(3)1 of FIN 46(R) was applicable. Accordingly, the Company concluded that the MSP Joint Venture should be further evaluated to determine if it was a variable interest entity under paragraph 5 of FIN 46(R).

                    CONDITIONS PRECEDENT TO CONSOLIDATION

                    The Company evaluated whether any of the conditions noted in paragraph 5a-c were present to determine if the MSP Joint Venture would be considered a variable interest entity under this FIN 46(R). Paragraph 5(a) of FIN 46 states:

                    5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

                    a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

                      (1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights
                      (2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities
                      (3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

---------------------
1 The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 5




                      (4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

                    Based on the fact that the Partner's equity was entirely financed by the Company, none of the Partner's investment in the MSP Joint Venture is considered equity at risk in accordance with subparagraph (a)(4) above.

                    Paragraph 5 and 5(b) of FIN 46(R) state "an entity shall be subject to consolidation according to the provisions of this Interpretation if...as a group the holders of the equity investment at risk lack...the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity." The Company provided all the funds related to the capitalization of the MSP Joint Venture but was only entitled to a 49% interest in the MSP Joint Venture. While the Company is responsible for managing the day to day operations of the MSP Joint Venture in connection with the Operating Services Agreement, all major decisions, as defined, require the mutual agreement of each partner. Accordingly, the Company concluded it was the only equity holder at risk and did not have the ability through voting rights to make decisions that have a significant impact on the success of the MSP Joint Venture. As a result, the Company determined that the MSP Joint Venture is a variable interest entity.

                    DETERMINATION OF PRIMARY BENEFICIARY

                    As noted above the Partner does not have any equity at risk. Thus, the Company concluded the Partner does not have sufficient equity to absorb potential losses. The Partner has continued to demonstrate the need to incur additional indebtedness in connection with the expansion of the MSP Joint Venture's business at the Minneapolis/St. Paul Airport which included the opening of additional coffeehouses, their renovation and other capital expenditures associated with the existing coffeehouses. This need is evidenced by additional promissory notes executed between the Company and the Partner during the tenure of the MSP Joint Venture. The Company expects to open an additional coffeehouse at the Minneapolis/St. Paul Airport in the next month and the lessor of the three existing coffeehouses is mandating certain additional capital expenditure requirements for the existing coffeehouses. The Partner's share of these capital requirements is expected to be approximately $450,000-$500,000, which will be funded in its entirety by the Company in the form of a note receivable. Therefore, the Company does not believe the Partner has the financial wherewithal to fund losses, capital expenditures or expanded activities such as the upcoming addition of another coffeehouse. Accordingly, the Company concluded it is the primary beneficiary of the MSP Joint Venture

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 6


                  which is a variable interest entity. Therefore, the Company concluded that it should consolidate the MSP Joint Venture. The Company has revised its disclosure in Note 1 to the audited financial statements included in the Registration Statement to indicate that this analysis is the basis for consolidating the MSP Joint Venture.

                  BOOKCASE JOINT VENTURE

                  On April 1, 1997, the Company and another party (the "Member") entered into a Member Control Agreement (the "Control Agreement") to form the Bookcase Joint Venture. The Bookcase Joint Venture was established as a limited liability company with outstanding member interests which represents the only capitalization of the Joint Venture. The Company and the Member each invested approximately $160,000 for a 50% voting interest in the entity. Income and losses are allocated to each joint venture partner in percentages equal to their initial capital contribution percentages. The Control Agreement states that the Company will conduct and manage the business of the Bookcase Joint Venture on a daily basis. The Board of Governors, which consists of 2 designees from the Company and 2 designees from the Member, are jointly responsible for the following operating decisions: (i) the hiring or termination of the on-site manager, (ii) all advertising and promotional materials and (iii) material changes to the menu, hours, employment practices or goods and services sold. The Control Agreement is the only agreement that exists in connection with the governance of the Bookcase Joint Venture and does not provide the Member with the ability to take over the authority for the management of the business on a daily basis. All major decisions, as defined in the Control Agreement, require the approval of the Board of Governors.

                  Net sales for the Bookcase Joint Venture for the year ended January 2, 2005 aggregated $800,000 and total assets at January 2, 2005 aggregated $190,000. This represents approximately 0.5% of the consolidated net sales and 0.2% of consolidated total assets, respectively. Further, if the Bookcase Joint Venture is not consolidated and thus is accounted under the equity method there would be no change to the consolidated net loss of the Company in any year. Earnings before interest, taxes, depreciation and amortization ("EBITDA") would decrease by $36,000 or 0.3% of consolidated EBITDA for the year ended January 2, 2005. Furthermore, the Bookcase Joint Venture was likewise not material to the Company's financial condition or results of operations for any of the periods for which financial information is presented in the Registration Statement. The Bookcase Joint Venture operates one coffeehouse in a bookstore in suburban Minneapolis.

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 7


                  DETERMINATION OF THE APPROPRIATE AUTHORITATIVE SCOPE

                  In determining whether the scope of FIN 46(R) was applicable, the Company considered the scope exceptions provided by FIN 46(R) paragraph 4(h) for businesses. The Company concluded the Bookcase Joint Venture was a business as defined in Appendix C of FIN 46(R) and further evaluated the provisions of paragraph 4(h) noting the following:

                  1. The Bookcase Joint Venture's operations are substantially similar in nature to the activities of the Company,
                  2. The Bookcase Joint Venture purchases all products used in the coffeehouse from the Company, and
                  3. All employees of the Bookcase Joint Venture are employees of the Company.

                  Because the Bookcase Joint Venture is designed so that substantially all of its activities either involve or are conducted on behalf of the Company, the Company concluded paragraph 4(h)(2) of FIN 46(R) was applicable. Accordingly, the Company concluded that the MSP Joint Venture should be further evaluated to determine if it was a variable interest entity under paragraph 5 of FIN 46(R).

                  CONDITIONS PRECEDENT TO CONSOLIDATION

                  The Company evaluated whether any of the conditions noted in paragraph 5a-c were present to determine if the Bookcase Joint Venture would be considered a variable interest entity under FIN 46(R). The following evaluation was prepared with respect to paragraph 5.

FIN 46(R) Paragraph 5                                       The Company's Evaluation
---------------------                                       ------------------------
a.   The total equity investment at risk is not             The Company has concluded that the total equity at
     sufficient to permit the entity to finance its         risk was sufficient to fund the ongoing operations
     activities without additional subordinated financial   of the entity.  Since inception, there have been no
     support provided by any parties, including equity      additional capital contributions or loans provided
     holders.                                               to the entity, and the Bookcase Joint Venture has
                                                            continued to return equity to the Company and the
                                                            Member.

b.   As a group the holders of the equity investment at     Based on the form of the Control Agreement, both
     risk lack any one of the following three               parties are required to equally fund capital
     characteristics of a controlling financial interest:   contributions, and profits and losses are ratably
     (1)   The direct or indirect ability through           allocated to the respective parties (the Company
                                                            and the

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 8


           voting rights or similar rights to make          Member).  Additionally all major decisions
           decisions about an entity's activities           made by the Bookcase Joint Venture require mutual
           that have a significant effect on the            consent from both parties.
           success of the entity.  The investors do
           not have that ability through voting
           rights or similar rights if no owners
           hold voting rights or similar rights
           (such as those of a common shareholder
           in a corporation or a general partner
           in a partnership).
     (2)   The obligation to absorb the expected losses
           of the entity.  The investor or investors do
           not have that obligation if they are directly
           or indirectly protected from the expected
           losses or are guaranteed a return by the
           entity itself or by other parties involved
           with the entity.
     (3)   The right to receive the expected residual
           returns of the entity.  The investors do not
           have that right if their return is capped by
           the entity's governing documents or
           arrangements with other variable interest
           holders or the entity.

c.   The equity investors as a group also are considered     As noted above, all major decisions require mutual
     to lack characteristic (b)(1) if (i) the voting         consent, and the profits and losses are divided
     rights of some investors are not proportional to        equally such that the provisions of subparagraph c
     their obligations to absorb the expected losses of      do not apply.
     the entity, their rights to receive the expected
     residual returns of the entity, or both and (ii)
     substantially all of the entity's activities (for
     example, providing financing or buying assets)
     either involve or are conducted on behalf of an
     investor that has disproportionately few voting
     rights.  For purposes of applying this requirement,
     enterprises shall consider each party's obligations
     to absorb expected losses and rights to receive
     expected residual returns related to all of

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 9


         that party's interests in the entity and not only to its equity investment at risk.

                    None of the provisions of paragraph 5a-c apply to the Bookcase Joint Venture. As a result, the Company concluded that the Bookcase Joint Venture is not a variable interest entity.

                    EVALUATION BASED ON OTHER AUTHORITATIVE GUIDANCE

                    The Company believes it has control over the success of the Bookcase Joint Venture as it is responsible for substantially all decisions related to daily operations. All of the Bookcase Joint Venture employees and management are Company personnel. All products sold by the Bookcase Joint Venture and the pricing related to such sales are provided by the Company. The nature, timing, and extent of capital expenditures is determined by the Company, and all funding, if needed, related to such expenditures would be provided by the Company. However, the form of the Control Agreement provides for joint decision making on all major decisions, as defined. Therefore, the Company concluded that it should not consolidate the Bookcase Joint Venture. However, the Company believes the impact of continuing to consolidate the Bookcase Joint Venture is not material to the Company's consolidated financial position or results of operations. As the Company continues to grow the Bookcase Joint Venture's operations become much less significant. The Company will continue to measure the overall materiality of the Bookcase Joint Venture's financial statements to its consolidated financial statements and will apply the equity method if the Bookcase Joint Venture's operations become material.


Unaudited Financial Statements for the period ended July 3, 2005

Note 6.  Equity and Stock Based Compensation

Comment 4:        We note from your response to prior comment 19 that you
                  revised Note 6 to include the number of options granted subsequent to year end, the exercise price, and that the fair value of the Company's common stock was equal to the exercise price on the date of grant and therefore there was no intrinsic value. However, as previously requested, please revise your disclosure in Note 6, as well as the MD&A section, to include whether the valuation used to determine the fair value of the options was contemporaneous or retrospective.

Response 4:       The Company has revised Note 6, as well as page 38, to
                  indicate that in each case the Board of Directors' determination of the fair value of the common stock for purposes of setting the exercise price of stock options was contemporaneous with the grant of the stock options. Also, the revised disclosure indicates that for each option granted during fiscal 2005, the Board of Directors determined

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 10


                  the fair value of the common stock on the date of grant based on an independent valuation as of a recent date prior to the grant date, which valuation the Board determined was still reflective of the fair value of the common stock as of the grant date.


Other

Comment 5:        Please provide an updated consent of the Independent
                  Registered Public Accounting Firm that is dated on or after the date of the Tandy letters/ updated independence disclosures in any future amendments to your Form S-I registration statement.

Response 5:       Prior to filing Amendment No. 3, the Company and Ernst & Young
                  LLP have each provided Tandy Letters to the Staff that are dated on or before September 13, 2005, which is the date of Ernst & Young LLP's consent that is an exhibit to Amendment
                  No. 3.




Exhibits, page II-3

Comment 6:        Please refer to prior comment 25.  Please file the exhibits to the master license agreement.

Response 6:       In Amendment No. 3, the Company has re-filed the master
                  license agreement including all exhibits thereto.


                                      * * *

Caribou Coffee Company, Inc.
Amendment No. 3 to Form S-1
September 13, 2005
Page 11


         Please feel free to call the undersigned at (404) 572-3506 with any questions concerning the attached materials.


                                               Sincerely,

                                               /s/ John D. Wilson

                                               John D. Wilson
cc:      Michael J. Coles
         George E. Mileusnic
         Daniel E. Lee
         John J. Kelley III
         Todd W. Eckland